Exhibit 99.6

SECOND AMENDMENT TO ALTERNATIVE RECAPITALIZATION SUPPORT AGREEMENT

This Second Amendment (this "Amendment") to the Alternative Recapitalization Support Agreement, dated October 30, 2016, by and among Catalyst Paper Corporation ("CPC") and each of the other signatories thereto (each, a "Supporting Party" and collectively, the "Supporting Parties") (as amended by a First Amendment entered into as of November 18, 2016 (the "First Amendment") and as it may be further amended, modified, or supplemented, from time to time, the "Support Agreement"), is entered into as of December 14, 2016 (the "Effective Date") by and among: (i) CPC; and (ii) the Supporting Parties. This Amendment collectively refers to CPC and the Supporting Parties as the "Parties" and each individually as a "Party." Unless otherwise noted, capitalized terms used but not defined herein are used as defined in the Support Agreement.

RECITALS

WHEREAS, the Parties desire to amend the Support Agreement to modify certain provisions thereof; and

WHEREAS, Section 15.12 of the Support Agreement permits the modification, amendment or supplementation as to any matter by an instrument in writing signed by CPC and each of the Supporting Parties that have executed the Support Agreement on the Agreement Date;

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agrees as follows:

AGREEMENT

1.
Amendment Effective Date. This Amendment shall become effective, and the obligations contained herein shall become binding upon the Parties, upon the Effective Date. Following the Effective Date, whenever the Support Agreement is referred to in any agreements, documents, and instruments, such reference shall be deemed to be to the Support Agreement as amended by this Amendment.

2.	Amendments to the Support Agreement. The Support Agreement is hereby amended as follows:

(a)
Section 2.1 of the Support Agreement is hereby amended by deleting the penultimate paragraph thereof and replacing it with "The Alternative Recapitalization Transaction shall include as a step a Take-Private, and CPC and the Supporting Parties shall cooperate to effect a Take-Private. The Supporting Parties hereby agree that they shall vote in favour of the Take-Private and against any matter that could reasonably be expected to delay, challenge, frustrate or hinder the Take-Private, subject to and in accordance with the covenants set forth in Section 5.1(b)."

(b)	Section 7.1(g) of the Support Agreement is hereby amended by deleting the date January 13, 2017 contained therein and replacing it with "January 17, 2017."

(c)	Section 7.1(h) of the Support Agreement is hereby amended by deleting the date January 16, 2017 contained therein and replacing it with "January 18, 2017."

(d)	Section 7.1(i) of the Support Agreement is hereby amended by deleting the date January 20, 2017 contained therein and replacing it with "January 24, 2017."

(e)
Schedule "B" of the Support Agreement is hereby amended by deleting the definition of "Take-Private" contained therein and replacing it with '"Take-Private" shall mean the transactions described in Schedule "E"'.

(f)
Schedule "C" of the Support Agreement is hereby amended by deleting 1(n) contained therein and replacing it with "(n) Going-private transaction: The Alternative Recapitalization Transaction shall include as a step a Take-Private, and CPC and the Supporting Parties shall cooperate to effect a Take-Private."

(g)	The Support Agreement is hereby amended to add a new Schedule "E" in the form of Schedule "E" attached hereto.

3.
Ratification. Except as specifically provided for in this Amendment or the First Amendment, no changes, amendments, or other modifications have been made on or prior to the date hereof or are being made to the terms of the Support Agreement or the rights and obligations of the parties thereunder, all of which such terms are hereby ratified and confirmed and remain in full force and effect.

4.	Miscellaneous.

(a)
This Amendment shall not, except as expressly provided herein, alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Support Agreement. Nothing herein shall be deemed to entitle CPC to a waiver, amendment, modification, or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Support Agreement in similar or different circumstances, or any right to consent to any of the foregoing except as expressly set forth in the Support Agreement.

(b)
This Amendment shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts located in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Amendment.

2

(c)	Each Party hereby reaffirms its obligations under, and the term set forth in, the Support Agreement effective as of the Effective Date and as amended hereby.

(d)
This Amendment expresses the entire understanding of the parties hereto with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(e)
Any determination that any provision of this Amendment or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Amendment.

(f)
This Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

[Signatures follow.]

3

This Amendment has been agreed and accepted as of the date first set forth above.

CATALYST PAPER CORPORATION

By:	"Joe Nemeth"
Name: Joe Nemeth
Title: President & CEO

Name of Supporting Party:	CYRUS OPPORTUNITIES MASTER FUND II, LTD.
CYRUS SELECT OPPORTUNITIES FUND, L.P. CRESCENT 1, L.P.
CYR FUND, L.P.
CYRUS OPPORTUNITIES FUND II, L.P. CRS MASTER FUND, L.P.
CYRUS SELECT OPPORTUNITIES MASTER FUND LTD.

By:	Cyrus Capital Partners, L.P.
Its:	Investment Manager

By:	"Jennifer M. Pulick"
Name: Jennifer M. Pulick
Title: Authorized Signatory

Name of Supporting Party:	OAKTREE OPPORTUNITIES FUND IX, L.P.
OAKTREE OPPORTUNITIES FUND IX (PARALLEL), L.P.
OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	"Emily Stephens"
Name: Emily Stephens
Title: Managing Director

By:	"Brook Hinchman"
Name: Brook Hinchman
Title: Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	"Emily Stephens"
Name: Emily Stephens
Title: Manging Director

By:	"Brook Hinchman"
Name: Brook Hinchman
Title: Senior Vice President

Name of Supporting Party:
OAKTREE OPPS IX HOLDCO LTD.
OAKTREE OPPS IX (PARALLEL 2) HOLDCO LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	"Emily Stephens"
Name: Emily Stephens
Title: Managing Director

By:	"Brook Hinchman"
Name: Brook Hinchman
Title: Senior Vice President

Name of Supporting Party:	MUDRICK DISTRESSED OPPORTUNITY
SPECIALTY FUND, L.P.
BLACKWELL PARTNERS LLC – SERIES A BOSTON PATRIOT BATTERYMARCH ST LLC
MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:	"Trevor Wiessmann"
Name: Trevor Wiessmann, Esq.
Title: Corporate Secretary

Signature Page to Second Amendment to the Alternative Recapitalization Support Agreement

SCHEDULE "E"

If the Privatization Approval and the Privatization Orders are obtained and the DTC Removal has been completed, each Existing Minority Common Share shall be repurchased by CPC (free and clear of all liens) in exchange for the Cash Consideration. The Existing Minority Shareholders shall cease to be the holders of such Existing Minority Common Shares and to have any rights as holders thereof, and the Existing Minority Common Shares shall be cancelled.

In the event that, as of the effective date of the Plan, the Privatization Approval has been received but the Privatization Orders have not yet been issued, the Cash Consideration shall be (i) deposited, in trust, with an agent authorized to disburse such funds to the applicable Existing Minority Shareholders and (ii) either
(A)
disbursed to the applicable Existing Minority Shareholders as soon as practicable following receipt of the Privatization Orders in which case the Existing Minority Common Shares shall then be cancelled, or

(B)	if the Privatization Orders are not received by March 31, 2017, returned to CPC, in which case the Existing Minority Common Shares shall be returned to the Existing Minority Shareholders.

Each Supporting Party shall cause the removal of all Common Shares held by such Supporting Party from registration with the Depository Trust & Clearing Corporation prior to the consummation of the Privatization (the "DTC Removal").

Each registered Existing Minority Shareholder may exercise rights of dissent with respect their Existing Minority Common Shares pursuant to and in the manner set forth in section 190 of the CBCA in connection with the Privatization and the Plan, as the same may be modified by the interim order or the final order of the Supreme Court of British Columbia, in each case with the consent of CPC and the Supporting Parties, each acting reasonably.

"Cash Consideration" means C$0.50 per Existing Minority Common Share.

"Existing Minority Common Shares" means the Shares outstanding immediately prior to the implementation of the Plan (and excluding, for greater certainty, any Shares to be issued pursuant to the Plan), held by holders other than the Supporting Parties.

"Existing Minority Shareholders" means, collectively, the holders of Existing Minority Common Shares;

"Privatization" means the purchase for cancellation by CPC of the Existing Minority Common Shares in accordance with the Plan.

"Privatization Approval" means the approval of the Privatization Resolution by (i) at least 66⅔% of the votes cast by the holders of existing Shares present in person or represented by proxy at the shareholders' meeting voting as a single class, and (ii) a simple majority of the votes cast by the holders of existing Shares present in person or by proxy at a shareholders' meeting, voting together as a single class after excluding the Shares beneficially owned or over which control or direction is exercised by persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions.

"Privatization Resolution" means the resolution of the holders of existing Shares to approve the Privatization.